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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                    KSW, INC.
                                (Name of Issuer)


COMMON STOCK, $01 PAR VALUE PER SHARE                            48268R-10-6
   (Title of class of securities)                               (CUSIP number)


                                  BURTON REYER
                                9 DEEP WOODS CT.
                            GLEN COVE, NEW YORK 11542
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                FEBRUARY 21, 2006
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                         (Continued on following pages)

                                    (Page 1)

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

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CUSIP No. 48268R-10-6                                           13D                                                     Page 2
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
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          1               NAMES OF REPORTING PERSONS.                             BURTON REYER
                          I.R.S. IDENTIFICATION NOS.
                          OF ABOVE PERSON (ENTITIES ONLY)
----------------------    -------------------------------------------------------------------------------------------------------
          2               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                    (a) [ ]
                                                                                                               (b) [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          3               SEC USE ONLY
----------------------    -------------------------------------------------------------------------------------------------------
          4               SOURCE OF FUNDS:                                                  OO; PF
----------------------    -------------------------------------------------------------------------------------------------------
          5               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                          PURSUANT TO ITEM 2(d) OR 2(e):                                                           [ ]
----------------------    -------------------------------------------------------------------------------------------------------
          6               CITIZENSHIP OR PLACE OF ORGANIZATION:                                            United States
----------------------    -------------------------------------------------------------------------------------------------------
                                  7               SOLE VOTING POWER:                                            345,520
      NUMBER OF
        SHARES

     BENEFICIALLY
       OWNED BY

         EACH
      REPORTING

     PERSON WITH
                          -------------------     -------------------------------------------------------------------------------
                                  8               SHARED VOTING POWER:                                                0

                          -------------------     -------------------------------------------------------------------------------
                                  9               SOLE DISPOSITIVE POWER:                                       345,520

                          -------------------     -------------------------------------------------------------------------------
                                  10              SHARED DISPOSITIVE POWER:                                           0

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         11               AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                              345,520
----------------------    -------------------------------------------------------------------------------------------------------
         12               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                                                                       [ ]
----------------------    -------------------------------------------------------------------------------------------------------
         13               PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           6.1%
----------------------    -------------------------------------------------------------------------------------------------------
         14               TYPE OF REPORTING PERSON:                               IN
----------------------    -------------------------------------------------------------------------------------------------------





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
This Amendment No. 1 amends the Schedule 13D filed on February 15, 1996, by Burton Reyer with respect to the common stock, par value $.01 per share, of KSW, Inc. Pursuant to Rule 101(a)(2)(ii) of Regulation S-T, this Amendment No. 1 amends and restates the entire text of such Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

           This statement relates to the common stock, par value of $.01 per share (the "KSW Common Stock"), of KSW, Inc. (the "Issuer"). The principal executive office of the Issuer is 37-16 23rd Street, Long Island City, New York 11101.

ITEM 2.    IDENTITY AND BACKGROUND.

           This statement is filed by Burton Reyer ("Reyer"). Reyer's residence is at 9 Deep Woods Ct., Glen Cove, New York 11542. Reyer is a former employee, officer and director of the Issuer and is now retired.

           During the last five years, Reyer has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           Reyer is a United States citizen.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Reyer acquired 260,000 shares of KSW Common Stock as compensation in January 1994 when the Issuer was a subsidiary of Helionetics, Inc., a California corporation ("Helionetics").

           On December 29, 1995 (the "Distribution Date"), the Issuer became an independent company as a result of a pro rata distribution (the "Distribution") by Helionetics, the former parent of the Issuer, to all record holders of outstanding Helionetics' common stock, no par value ("Helionetics Common Stock") and/or Class C Convertible Preferred Stock, $3.50 stated par value per share ("Helionetics Class C Preferred Stock") at the close of business on December 4, 1995 (the "Distribution Record Date"), on the basis of one share of KSW Common Stock for every twelve shares of Helionetics Common Stock and/or Helionetics Class C Preferred Stock held by such holder on the Distribution Record Date. No consideration was required to be paid by shareholders of Helionetics for the KSW Common Stock to be received in the Distribution.

           On December 29, 1995, the Issuer granted to Reyer an option to purchase 150,000 shares of KSW Common Stock pursuant to the Issuer's 1995 Stock Option Plan.

           On December 26, 1996, Reyer acquired 145,000 shares of KSW Common Stock in a private sale, at a price of $1.00 per share. The source of funds was personal funds.

           On February 13, 2006, Reyer acquired 150,000 shares of KSW Common Stock pursuant to the exercise of the stock option referred to above. The source of funds for the exercise price was personal funds.

ITEM 4.    PURPOSE OF TRANSACTION.

           Reyer acquired, and continues to hold, the shares of KSW Common Stock reported in this Amendment No. 1, for investment purposes. Reyer intends to evaluate the performance of the shares of KSW Common Stock as an investment in the ordinary course, and depending on such evaluation, may acquire additional shares of KSW Common Stock or may determine to sell or otherwise dispose of all or some of the shares of KSW Common Stock owned by Reyer in the open market or in private transactions.

           Except as set for the above, Reyer does not have any present plan or proposal which relates to or would result in: (i) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any other material change in the Issuer's business or corporate structure; (vi) changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer to be delisted from a national securities exchange or to cease to be quoted in an inter-dealer quotation system of a registered national securities association; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to any of those enumerated above.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

           (a) As of the close of business on February 22, 2006, Reyer beneficially owned 345,520 shares of KSW Common Stock, representing approximately 6.1% of the KSW Common Stock outstanding (based upon 5,470,311 shares of KSW Common Stock outstanding as of November 14, 2005 as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005, plus the 150,000 shares issued to Reyer by the Issuer in connection with the option exercise referred to in Item 4 of this Amendment No.
1).

           (b) As of the close of business on February 22, 2006, Reyer has the sole power to vote, and the sole power to dispose or to direct the disposition of, 345,520 shares of KSW Common Stock.

           (c) On February 21, 2006, Reyer sold 150,000 shares of KSW Common Stock in a broker transaction at a price of $3.50 per share. Previously, Reyer
(i) gifted 16,940 shares of KSW Common Stock to his children in April 1998, (ii) gifted 1,540 shares of KSW Common Stock to his wife in April 1998, (iii) gifted 8,000 shares of KSW Common Stock to his children in October 1999, (iv) gifted 8,000 shares of KSW Common Stock to his wife in October 1999, and (v) sold 25,000 shares of KSW Common Stock in July 2005. Reyer's wife sold 2,000 shares of KSW Common Stock in transactions betwen April 2000 and April 2002, and sold 7,540 shares of KSW Common Stock in June 2005.

           Except as otherwise discussed in Item 3 or this Item 5, there were no other transactions in KSW Common Stock effected during the past 60 days or since the most recent filing on Schedule 13D, whichever is less, by Reyer.

           (d) Not applicable.

           (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Reyer has no contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, long or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           There are no exhibits filed with this Schedule.



             [The remainder of this page intentionally left blank.]











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
                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 24, 2006
                                                 /s/ Burton Reyer
                                                 -------------------------
                                                 Burton Reyer






















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